Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  October 31, 2001

Incorporated by reference are agreements filed as Exhibits to the Form 8-K filed by EchoStar Communications Corporation on October 31, 2001.

                    Hughes - Echostar Conference Call

DATE:             October 29, 2001

SPEAKER(S):       Michael McDonald, CFO EchoStar
                  Mike Gaines, CFO Hughes
                  Jack Shaw, CEO Hughes
                  Eddy Hartenstein, Chairman, CEO, DirectTV
                  David Moskowitz, Senior Vice President,
                    General Counsel, EchoStar
                  Charlie Ergen, Chairman and CEO, EchoStar

TOPIC:            Analysts Conference Call

         OPERATOR: Good day, ladies and gentlemen, and welcome to today's Hughes
EchoStar Analysts Conference Call. Today's conference is being recorded. At this time, for opening remarks and introductions, I'd like to turn the conference over to the Chief Financial Officer of EchoStar, Mr. Michael McDonald. Please go
ahead, sir.

         MICHAEL McDONALD: Thank you, operator. Good afternoon, everyone, and we're thrilled that you could join us on this big day for both of our companies.
I'm joined here today by Mike Gaines, the Chief Financial Officer of Hughes;
Jack Shaw, the Chief Executive Officer of Hughes; Eddy Hartenstein, the Chairman
and CEO of DirectTV; David Moskowitz, Senior Vice President and General Counsel
of

                                                                               1

EchoStar; and Charlie Ergen, Chairman and CEO of EchoStar. I'm going to turn it over first to Jack and then to Eddy and then to Charlie for some opening remarks, and then we'll open it up for Q&A, but before we do that, I'm going to turn it over to David Moskowitz, who is going to read some Safe Harbor disclosures.

         DAVID MOSKOWITZ: Good afternoon, and thanks to all of you for joining
us. Some of the discussions we'll have today will contain forward-looking statements within the meaning of the Private Securities Litigation Reformat.
Those forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results, or from any future results expressed or implied by those forward-looking statements. A list of the factors that could cause our actual results and those of General Motors and Hughes to differ from actual results are listed in the press release that we issued last night, and I would refer you to that release for a full list of those factors. You are urged to consider statements that include words like, may, will, would, could, should, believes, estimates, projects potential expects, plans, anticipates, intends, continues, forecasts, designs, goals, or the negative of those words, and comparable words to be uncertain and forward-looking. With that out of the way,
I'll turn it

                                                                               2

over to Jack.

         JACK SHAW: Thank you, David. As you saw in the press release this morning, we've announced that Hughes is merging with EchoStar Communications to become the nation's premiere provider of digital television entertainment and broad band services. It's a great deal for all of those constituencies involved, including shareholders of GM, Hughes, and EchoStar, as well as consumers. New shareholders receive a twenty percent premium based upon Friday's closing stock prices, and ownership in the assets of a new company better positioned to compete against cable and other broadband providers.

         Furthermore, all shareholders will benefit from the tremendous synergy that we believe the new company will realize. In addition to having what I believe is the best management team in the industry, the new company will be fully funded to execute its current plan. And finally, consumers across the country will benefit from more choices and better services at extremely competitive prices. General Motors and Hughes have worked very hard for the better part of a year to bring the Hughes businesses together with the right partner. It's taken us a lot longer than we expected, and much longer than any of us had hoped, but with this merger, we believe we've found the perfect partner and absolutely the best deal.

                                                                               3

         With that, I'll turn the call over to Eddy for a few comments.

         EDDY HARTENSTEIN: Thanks, Jack. I think probably the best reason for the combination of the two companies, from a shareholders' perspective, is the leverage that we can bring to bear on what I think is already a compelling economic model for this business. I think the merged company will continue its current momentum, as witnessed by our respective third quarter results, and we are both on track to lower subscriber acquisition costs, reduce customer churn, drive higher RPU, and product higher cash flows. It all translates into improving results for all of our shareholders.

         And at the same time, Hughes and EchoStar bring plenty of ammunition to the battle with cable, to better provide services for customers and consumers.
In DirectTV, you have the company that pioneered the high-powered direct-to-home satellite service industry, and has grown to more than ten million customers, over eight million of which are owned and operated, and with our third quarter performance, I think we've reestablished DirectTV as a company with a terrific future, showing that the DVS industry has a lot more room to continue to grow.

         Additionally, I think DirectTV brings its strong consumer electronic retail partners, brand name

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manufacturing base, and certain unique programming contents, such as NFL Sunday
Ticket, to the table as well. Hughes also provides unparalleled expertise in broadband, with the DirectWay and DirectTV DSL services, and in the future - not too distant future - the SpaceWay Service in that platform.

         EchoStar, of course, brings its strong world distribution and innovative marketing. They're an extremely well-run company with a tough entrepreneurial spirit. Combining DirectTV and EchoStar, I think, only strengthens our position. It's clearly a combination that will provide more channels and better service to consumers nationwide. I think it goes without saying, and most of you on this call understand, that it'll provide many, many additional markets that we can provide local service to, which is a critical factor in competing more effectively with cable, especially digital cable.

         In addition, I think we can afford the capacity that this will generate and free up, from the inefficient use of the capacity we make today, to many more high definition television offerings in the very near future. I think the new company will also narrow the digital divide between the expanding availability of competitively priced broadband, to the rural markets.

                                                                               5

         Clearly, the future, I feel, is bright for consumers and shareholders alike. With that, I'll turn the call over to you, Charlie.

         CHARLIE ERGEN: Thanks, Eddy. Just a few general comments and we'll take questions, since I know you guys know this business. What I think is great about the transaction is it really shores up some of our weaknesses as an industry, and builds on the momentum that we've experienced over the last quarter.

         Obviously, a combination is able to ensure that we'll have financial discipline on the subscriber acquisition costs, major progress on churn, which is always a cancer in our industry, and I think we obviously can - you can't individually solve piracy problems without the cooperation of the entire industry. And you know we'll be able to do that by getting on a single standard.
So, those things are things that really give us a stronger foundation as a company, that we're able to build on.

         And then, finally, I guess, it helps us with the other slight negative out there of must carry, in terms of having the capacity to comply without disenfranchising the current customers we have. On the positive side, it allows us to compete very effectively with digital cable, particularly add local markets in many other areas to compete more effectively in areas where we're not
- maybe another sixty

                                                                               6

cities where we're not today. It allows us to have the bandwidth for advanced services that are probably not going to be seen on cable, like high definition television, Video On Demand, personal video recording devices, interactivity, all those things we can do on a nationwide platform.

         We combined some other strategic businesses, whether it be PanAmSat, or
SpaceWay, or Latin America, particularly SpaceWay, which allows us to focus those costs over a wider base, both on the enterprise, or commercial side, and then the consumer side. And when you add all that up, it's just a winning combination, and it allows us to, again - my prediction is that we'll put this together and become a hundred billion dollar company over time -- as soon as we can get regulatory approval, put the company together, and prove to everybody that we can integrate the two companies together and manage - meet financial goals.

         So with that, we'll take questions. Operator?

         OPERATOR: Thank you, gentlemen. Our question and answer session will be conducted electronically today. If you would like to ask a question, simply press the star key, followed by the digit 1 on your telephone keypad. We will take our questions in the order that you signal us, and take as many questions as time permits. Once again, please press star 1 if you would like to ask a question.

                                                                               7

         And our first question today will come from David Walker of J.P.
Morgan.

         DAVID WALKER: Hi, good afternoon, and thank you for taking the question. I wondered if you could comment in a little bit more detail on your expectations for Pegasus in the pro forma entity, and then separately, if you could also provide a little more color on the changer control expectations vis-a-vis both the high yield bonds and the convertible bonds.

         CHARLIE ERGEN: Okay. Pegasus, I think, will remain what they are today, and obviously a competitor in rural America with the rights to sell DirectTV, and I assume will continue to do so. As far as the high yield and convert, the corporate structure is such that it's unclear, on the cover, whether it's a change control provision - I think it is clear, on the high yield paper, that this will be a change control event. Obviously our obligation in that is strictly to offer to repurchase at 101.

         EDDY HARTENSTEIN: Charlie, I'll just add, we think our obligation under the convert, the 4-7/8, is unclear under our 2001 convert. It's pretty clear that there would be no change of control triggered by the structure of this transaction

         DAVID WALKER: So for the high yield, you're saying that all three, you expect, would be able to exercise that

                                                                               8

[inaudible]?

         CHARLIE ERGEN: Final structure, obviously, will come about at closing, but I think it's probably realistic to assume that they will trigger change control provisions.

         EDDY HARTENSTEIN: I think that - there's flexibility in the structure, depending on the level of participation that the bondholders desired to take moving forward. Is that fair, Charlie?

         CHARLIE ERGEN:   Yeah.

         DAVID WALKER:  Great, thank you.

         CHARLIE ERGEN: Obviously, we believe that with the additional assets that can be brought into the credit, depending on the final structure, there's great opportunity for - you have to predict these things, but there's certainly great opportunity for the potential for an uptick in the bonds, and there's certainly opportunity for an enormous amount of digital assets to be brought into the structure. So there's a good opportunity certainly for the bonds trade-up, prior to closing, and certainly to the extent that we did reach a conclusion that 4-7/3 trigger change of control, certainly there's - that wouldn't occur until the closing of the transaction, and we think there's certainly some potential for the stock to move up in the interim where those bonds could be - that convert could be trading at or above par by that point as well. But we have

                                                                               9

a variety of - we have flexibility in the structuring of the transaction, to deal with these circumstances.

         DAVID WALKER:  Thank you.

         OPERATOR: Thank you, and our next question will come from Robert
Chapman, from Chapman Capital.

         ROBERT CHAPMAN: The anti-trust issue seems to be dominating a lot of the analysis here, and it's pretty clear to me that the case will come down to your argument, being accepted or not accepted, that this combination will give the world a strong competitor to a near-monopoly in broadband from the cable companies. Where have you gotten confidence in speaking with the regulators, that your argument will win in the end?

         CHARLIE ERGEN: All I can tell you, I spent three years of my life in
Washington. There had to be a reason; I didn't know what it was. But I do now. I think your best evidence, objective evidence, is the way that the regulators looked at the purchase by Hughes of PrimeStar and by EchoStar of NewsCorp. I
believe in both of those situations they looked at it at the market as the total video market, including cable, and the FCC has looked at that in mean circumstances as well. And I don't know why they would suddenly change those positions for the purposes of this transaction. But I agree with you, that's the million dollar question. We're confident that that million

                                                                              10

dollar question will be that we're part of the broader market.

         ROBERT CHAPMAN: And even under our broader market definition that you're trying to use, the Herpinom indices that you've had calculated for you by your attorneys don't worry you?

         CHARLIE ERGEN: I mean, let me put it this way. We've looked at this every single angle you can look at it, both from the Hughes Side, the EchoStar side, and the General Motors side, and we've all come to the same conclusion, that this is a transaction that will pass.

         ROBERT CHAPMAN:   Best of luck.

         CHARLIE ERGEN:  Thank you.

         OPERATOR: And our next question will come from Rob Hemowitz, from SG
Cowan.

         ROB HEMOWITZ: Hi, good afternoon and congratulations. A couple quick questions for you. Logistically, in terms of how the transaction would occur, can you explain to us how the bridge loans function and how the cash exactly flows to General Motors?

         CHARLIE ERGEN: Bridge loan strictly serves as a backstop, to the extent that the cash is not there on closing. That insures General Motor that is in fact there. In the meantime, as you know, Rob, about bridges, we typically would try to go to market and finance some of

                                                                              11

that bridge down. Realize that depending on when we close, somewhere between 2 and 2.5 billion of that bridge is actually refinancing of existing debt. I think we have structures and strategies of how we will approach that.

         ROB HEMOWITZ: So in terms of [unintelligible; simultaneous speaking],
Hughes actually has to purchase back its shares from GM, is that correct?

         CHARLIE ERGEN: Hughes will redeem the notional shares that GM holds in it through the borrowings that come under the finance.

         ROB HEMOWITZ: And then secondly, another regulatory question. There's a lot been made about how the rural consumer would be affected, and there's been a lot of, I think, disinformation out there of how many rural customers, or rural consumers, there really are. By our estimate, there's only five percent of the household that are not passed by cable. How are your [unintelligible] the time issue?

         CHARLIE ERGEN: Again, Rob, I can just - obviously there's a lot of misinformation out there, so I agree with you a hundred percent there. There's a lot of people who just write without thinking. But we've looked at it again at the highest levels, believe this will get approved, and we certainly believe it'll come under scrutiny, and we believe that they'll be legitimate concerns and legitimate

                                                                              12

questions asked, and we believe that in every circumstances, we have practical ways to deal with those problems in the marketplace. And the way it works is, you don't negotiate that in the press; you don't negotiate that with analysts.
You don't negotiate that with pundits. You negotiate that with the regulatory officials who are experts in the field and who are looking out for consumers.
And I guess in general that's why I'm highly confident. Because I know that this is good for consumers. I know this is good for consumers; I talk to `em every day.

         ROB HEMOWITZ: Okay, and then finally, do you expect it to come out with a dish that looks at all three orbital locations so we'll have a dish now that's gone from 19 back to 21 inches, or - what are your expectations of how that might work?

         CHARLIE ERGEN: The transition team really makes the decisions and we're not quite ready to roll those specifics out, because there is a fair amount of analysis and decisions have to be made prior to. But one possibility is that, as an example, you have one main slot and then you have a slot to the right, and slot to the left, depending on where your local channels are coming from. And essentially you would have, in that scenario, what essentially looks like
Dish500 today. Some people would look at 110 and 101, for example, if you're an
East Coast

                                                                              13

local city, and some people look at 110 and 119.

         ROB HEMOWITZ: So it'll be similar to upgrading the DirectTV subs the way you did EchoStar subs to the Dish500.

         CHARLIE ERGEN: Yeah, and if we can do that, again, Eddy, you might want to comment on that, but at least from the EchoStar Side, it looks pretty do-able and, I don't know if you've looked at it as well.

         EDDY HARTENSTEIN: Yeah, the end game is that you get the first four hundred channels that are in common all on one location, and then split high def and local and ethnic to one of the - left or right side. As for product, we've already got a DirectTV plus that has either a two or a three ONB feed; those are all products that are designed. And getting the set-top boxes to a simulcrib system is something that we both looked at, and feel that we could certainly begin producing those at minimal, I mean, minimal, incremental cost within six months.

         ROB HEMOWITZ: And you're looking at something like a dual-band box until you figure out - until you get everybody onto one platform?

         CHARLIE ERGEN: I think you have to, and here again, we're not going to transition anybody until the agreement is closed, of course, but the idea is to hit the ground running with all those analyses done, the day that it is closed, and then you do it in a very smart way. It might

                                                                              14

take you a couple, three years, to effect the transition. But here's where both of our companies have an awful lot of experience. DishNet with the upgrade to the Dish500, DirectTV with the conversation from PrimeStar to DirectTV.

         CHARLIE ERGEN: Yeah, I think it's even simpler than that, Rob, in the sense that the box, if you can imagine six months from now, would be capable of both MPEG-2 and DSS. That -- I believe that all chip sets that are DSS including
MPEG-2 today. Secondly, the box would have both the Nouger system and NDS, conditional accesses, can only be a function of which card you put in the boxes to which one work. And finally, DirectTV as an example has, I believe, three transponders to the 110 slot, so it may be likely that they would be selling systems looking at 101 and 110, to utilize that capacity. We'd be looking at 119 and 110.

         And in the future, 110 becomes your main orbital slot, with either the left or right-hand side of that, and the dish is exactly the same; the receiver is exactly the same, and all that can be integrated six months from now so that you don't continue to put systems out there that you gotta go back and touch later on. So you'd have stopped the bleeding, so to speak. Then you've got to make a decision as to which system you might move forward in a long-term basis as to which customers you have to upgrade.

                                                                              15

         Having said all that - we've looked at that and believe that that's probably in the neighborhood of a two billion dollar transition, realize it'd probably cost you a little more than that, but consumers will pay for PDR devices or high definition. And there will be natural churn where people will roll off. So, while your cost is higher than that, your net net out of pocket is less than 2 billion. I'll give you real world facts - I believe we estimated
$250 million dollars for the EchoStar transaction to Dish500 - it ended up costing, you know, 60 or 70 percent of that number when it was all said and done, because consumers did pay for features that they didn't have. You could offer them a basic box for free, but if they wanted new features, they would pay more money for it, so it didn't cost as much as we thought.

         ROB HEMOWITZ: And a follow-up question, if the worst-case scenario were to come to bear and the regulators did block you, would you agree to share a spectrum going forward as separate companies to make it a better platform either way?

         CHARLIE ERGEN: I think that's - we looked at the spectrum sharing and it became much more difficult than anybody had anticipated, and I think we came to the conclusion that to do that, we'd have to be a single company. So I think there's lots of things we could work

                                                                              16

with, in terms of maybe sharing some ground infrastructure, in terms of back calls for local and things like that; we certainly could get to a standardized box. I think that's possible. But I think spectrum became much more difficult than we had imagined. So - you know, we're not planning on that event anyway.

         ROB HEMOWITZ: Congratulations.

         CHARLIE ERGEN: Thanks.

         OPERATOR: Our next question will come from V.J. Jayat from Morgan
Stanley.

         V.J. JAYAT: Congratulations, again. Couple questions. First, on the broadband strategy that's existing today - EchoStar is aligned with Strawband and Hughes with their DirectWave product. How will this sort of get resolved under one combined entity?

         CHARLIE ERGEN: Initially, until we can close, we're going to independently make our own decisions as to how we handle broadband. Once we close, the transition management team will probably make decisions on that. I have no idea what those are today.

         V.J. JAYAT: While we think this transaction, the outlook looks good for it, I would like to ask some questions that seem to look at the downside scenario. First of all, the Hughes folks - assuming that registry approval does not come true - Hughes -- EchoStar purchased

                                                                              17

PanAmSats of 5 billion plus some cash, plus the break-out fee. How is that going to get used? Does GM get that divided up to it, or is it going to be used as used?

         CHARLIE ERGEN: There is no current in cash downstream [inaudible] that money. As far as we're concerned, that's money that comes into Hughes and would be available for the business.

         V.J. JAYAT: Okay. And for EchoStar, Charlie, given that fixed satellite services is really probably a new business for you, is that something you really want to own long term, or would you want to look to divest that at some point in the future?

         CHARLIE ERGEN: I can tell you I personally love the business, I think that within PanAmSat, they have a very large backlog, and they've got obviously some margin improvement that is doable there. And I think the third thing that happens is, we can more effectively perhaps add some value-added there in terms of digital compression, set-top box manufacturing, billing systems, encryption systems. Because all the customers of PanAmSat generally have to go buy that elsewhere, and I think we can do - I think we can add some value by putting some of that together and so forth.

         So I like the business - it probably wouldn't be core strategically.
But we've locked in the price that we're

                                                                              18

willing to pay for it on this transaction, and it's one of the things I really like about the total transaction, is that the - I've always watched PanAmSat in the very first launch that Rene did, and bet his company on an Aerion rocket -
first Aerion rocket - and for the Hughes satellite. So, we have three businesses and we've always said, we actually have -- the satellite service business today is not a huge business. I don't know, Jason, it's about a thirty - about a forty million dollar business today with high margins. And if we can make that a billion dollar business and high margins, we like it. We have a technology business, which is in many respects similar to what H&S does today, although on a much, much smaller scale, and then we have, of course, Dish Networks, which is very similar to DirectTV. So any of our three core businesses, we like.

         V.J. JAYAT: One final question for the Hughes folks is, the 100 million hidden [inaudible] share sale by GM, you sort of repaid that at the GM level.
Can that happen before registry approval?

         DAVID MOSKOWITZ: Yeah, I believe that can happen at any time during this process, up through close and then even six months after close, that's available.

         V.J. JAYAT:   Great.  Thanks.  Best of luck, guys.

         CHARLIE ERGEN:   Thank you.

                                                                              19

         OPERATOR:  Next we'll hear from Tai Carmichael, from CS First Boston.

         TAI CARMICHAEL: Thank you. Congratulations again on a great deal. Just wanted to, on a conceptual basis, Charlie - if you look back, at least, we've seen in some of your SEC filings, you did approach Hughes quite a while ago with this transaction, and the speculation has been that they were uncomfortable with the regulatory risk associated with the deal. And I'm wondering if you could share with us anything you were able to show to them that got them more comfortable with your view of the limited regulatory risk associated with the transaction. And then I just have a follow-up, just for the Krekowsky
[unintelligible].

         CHARLIE ERGEN: I'll let Jack Shaw take the first part of the questions.
I don't know what the problems were [unintelligible].

         JACK SHAW: Earlier on, I don't think people could make the assumption that we didn't think that there was a good case. Maybe we didn't think there was a good enough case, but it wasn't the thought that it was completely a negative.
But over the past six months, nine months, there have been a number of changes in the industry which, I suspect, have contributed to our bullish position on regulatory approval today. One being the success of digital cable. And I don't think any of us can deny it,

                                                                              20

and any of us could say that we're not worried about it, and that we don't want to be stronger with our proposition, competing against it.

         And the second is the realization, from both our side, and we saw from
EchoStar's side, that the delivery of interactive broadband service to the rural marketplace is a very tough proposition unless we can make the economics go more in our favor. We just have tremendous dollars invested in infrastructure, and to be able to take a competitive offering to the rural marketplace just seemed to us -- and make that positive to consumer, because the consumers are asking for the service -- just seemed to us that the solution to that was putting the two companies together. So I would say over the last six months, the trend of things that probably bothered us some time ago seem to be going in the right direction for regulatory approval.

         CHARLIE ERGEN: I might add there's a must-carry obligation which is now been mandated January 1st. There is consolidation and major threatened consolidation in the cable industry. There's potential new entrants in the marketplace in the spectrum; there's lifting of potentially of broadcasting caps, and certainly lifting of the cap on cable consolidation, and the digital spectrum that the broadcasters have that can be a future competitor to our

                                                                              21

industry - all those things are going to be factors, from a positive perspective, in regulatory approval. But we've spent all day on regulatory approval - we can't prove it to you, and people have to make their bets as to whether they'll be regulatory approval or not, and - figure it out, mathematically, figure it out. We made a six hundred million dollar bet that there's going to be regulatory approval. Maybe we don't - maybe we're confused.
We've been confused before. I think GM bet that much or more - maybe they're confused. But that's what's out there, and obviously, I don't think anyone doubts the synergy and how strong the business is when they're put together.

         TAI CARMICHAEL: Okay. And then, Charlie, you've talked in the past, and
DirectTV as well, about the strategic value of the platform, and I'm wondering, as part of the financing alternatives that you're considering - do you plan to host discussions with potential strategic partners, or is that something that would have to wait until the deal actually closed? To see them actually take equity stakes in either one of the companies or one of the commitments to --
after the deal had been approved by the regulatory bodies.

         CHARLIE ERGEN: We will look at every conceivable financing mechanism, including strategic partners, and no, those do not have to wait until close.
Obviously, we'd

                                                                              22

probably look at the marketplace - it handicaps this. If the marketplace, as it looks like early today, handicaps us with no chance of regulatory, we certainly would wait until people are proven wrong. I think as the momentum shifts - you know, potentially I expect that about the only thing anybody can write - nobody can really write negatively about the deal from any perspective other than regulatory. So that's what they're going to write about. And obviously there's people who would like to maybe be in our position that aren't in our position today that are going to stir the water up. But that'll die down, and as you get hearings, and as people start understanding why our deal makes sense and why it is really good for consumers, and why there is sensitivity to rural, the momentum will shift and if it does, then we'll be prepared to do some things. If not, we'll wait for approval.

         TAI CARMICHAEL: Okay, thank you very much, and congratulations again.

         CHARLIE ERGEN: Thank you.

         OPERATOR: And from Thomas Weisel Partners, we have a question from Ray
Schweinkoffer.

         RAY SCHWEINKOFFER: Afternoon. Congratulations, guys. Just kind of a quick question on what the next nine months of operations look like for each company. Just things like marketing, and the launch of EchoStar 7 that's been delayed

                                                                              23

into January. Do you start to rethink some of the positioning of - both on the marketing side and on the launches - of some new satellites, or do you continue to go ahead as if you have two separate companies until you've got a final closed transaction?

         CHARLIE ERGEN: Okay, I'll answer that in more general. We certainly will continue to operate two separate companies going forward from a business perspective, as you make your business decisions. I think that would include, at least from - and I'm going to let Eddy speak or Jack speak to their position -
but our position is we will launch our EchoStar 7 satellite with no changes. I think that what we will do differently is put the transition team together;
we'll start putting in place the processes to immediately take advantage of some of the savings that we can. That may include, obviously, the standard box, set-top box, that may - that also will include the ability that the day we close is the day we can roll out a lot of the synergy, and we'll be prepared to do all that. It'll all be in place, in terms of which uplink center is a backup, and which uplink center is our main center, and so forth. So - we'll have more details on that as we get to meet as a transition team and put meat on the bones. Eddy, do you want to speak to maybe what you plan to do at Hughes?

                                                                              24

         JACK SHAW: This is Jack. From Hughes' standpoint, we're kind of on the same path. From the regulatory standpoint, we have to operate the companies separately and distinctly and go about our business as we normally would. There are certain things we can do, as Charlie said, which are mostly in the process area; getting ready for a transition. There are some things we can probably do like the set-top boxes, as Charlie said. So we pretty much, from my standpoint,
I consider my job to keep Hughes on the track of improving our performance and meeting our guidance and making sure that we're operating the company in a responsible manner.

         RAY SCHWEINKOFFER:  That's great.  Thanks, guys.

         OPERATOR:  We'll now go to Thomas Eagin from UBS Warberg.

         THOMAS EAGIN: Great, thank you. If I could just follow-up on a couple previous questions. Subscriber growth for both companies has kind of ebbed and flowed a little bit over the past couple quarters - Quarter 2 and Quarter 3. I was wondering, Eddy and Charlie, if you could talk a little bit about prospects for Q4, and Q1 of '02, uh, as the companies are focusing not on negotiation but on the integration. Thanks. And then I have a follow-up.

         EDDY HARTENSTEIN: This is Eddy. We just completed, about two weeks ago, our third quarter call. We indicated

                                                                              25

at that time that we'd be coming back within thirty days, which would be mid-November, to give guidance for the next year. We intend to do that. We announced, to the extent of our marketing plans going forward, a fourth quarter offer that includes a twelve-month commitment, with some attractive programming in the retailers and our distributors have thrown in a free install to go with that, so we as Hughes, as the entire Hughes entity, will be coming back to you in a couple of weeks here, as we had promised, with guidance for '02.

         CHARLIE ERGEN: And in terms of our guidance, just to repeat it, I think we said that we thought we'd be in solidly in the range for the year of 1.5 to
1.75 from Skyways - we'll be solidly in that range. We expect the second half of the year, in total, to be very similar to the first half of the year for us, and we've seen some increased momentum in the marketplace since this summer. And improvements on some of our key variables, such as churn, and the only - and the slight decline in RPU, primarily driven by our [unintelligible] campaign.

         Our guidance for next year - we haven't done our plan yet. We've done kind of the beta test of our plan. We probably will get that done sometime in late December, or mid December, we want to roll it out to our internal people, which we do in January, with all our senior people

                                                                              26

together, to make sure that we're committed. And after that, we'll roll out -
once we have total buy-off on organization for our plan, we'll roll out, sometime in probably late January or February, kind of what our guidance for
2002 will be, in terms of [unintelligible].

         THOMAS EAGIN: Great. Regarding the rollout of high speed internet, say, in '02 or maybe even '03, what do you think the obstacles are going to be to rolling those high speed more aggressively? For example, over on the cable side, the average cable operator that has six to eight million subscribers adds about sixty to seventy thousand new high speed customers a quarter. So just kind -
roughly how many beta subscribers do you both have now, and what do you think, say, in a year's time, the obstacles would be to increasing the rollout? Thanks.

         CHARLIE ERGEN: That gets to our perspective - the key is economics. The high speeds, satellites, economics, recurring generation satellites, aren't going to make a lot of sense except in rural America where the customer has no choice. We'd like to get the rural economics down to the same economics as you have in the city, and to do that, we've looked at Starband. I know that DirectTV has looked at SpaceWay, and that's really what we're going to focus on. And the beauty is, when you put the subscriber bases together and you can come to them with that whole platform,

                                                                              27

with the high speed access, and you can design new generations - you know, you can put the investment in new generation satellites, and know that you've got enough of a customer base to get tremendous economies of scale. And I think that's one of the hidden nuggets of this business, is that it's going to be extremely expensive for both companies to individually do that. Maybe to the point where, as a company, you may decide not to do that, and that would be a real shame for rural America.

         So, again, we don't have - again, we're not prepared to go give public announcements. We are going relatively slow on broadband. Today, we're more interested in developing the engineering and all that goes with it, in terms of keeping people - in terms of making the service, in customer service, really good for a very difficult product so that we're ready when you've got spot beam satellites, the kind of things that SpaceWay and Starband have looked at. Then we have Spot beam satellites, you have the economics to roll it out in a very, very aggressive broad basis. Jack, do you have any comments about -

         JACK SHAW: Not really. We're moving out with our DirectWay product line. We have probably on the order of about a hundred thousand subscribers now.
Certainly it's not as fast a rollout as we had hoped, but I think that's

                                                                              28

kind of across the industry. I totally agree with Charlie, though, that you've got to come up with an offering that is very competitive and very compelling, and satellite-based offerings have not been able to meet that hurdle. But I'm very convinced that were going to be able to with this merged company.

         OPERATOR:  Anything further, Mr. Eagin?

         THOMAS EAGIN:  Oh, no thank you.  Thanks.

         OPERATOR: Thank you, and due to time constraints at this time we do ask that you please limit yourself to one question. We'll now hear from John Stone from Ladenberg Solomon.

         JOHN STONE: Congratulations, guys, this is the merger I wanted to see happen and it's a good day for satellite subscribers. My question is, and this is particularly directed to Charlie Ergen - concerning the fact that SpaceWay is going to be consuming a great deal of cash going forward, how committed are you to the SpaceWay platform vis-a-vis the other platforms such as Wild Blue and/or an advanced generation Starband, or is there a good chance that SpaceWay would be cancelled in the event that the merger is consummated?

         CHARLIE ERGEN: I would say there's not a very good chance that SpaceWay would be cancelled. Obviously, not my decision to make at this point in time, but everything that

                                                                              29

I've seen in it, it's another groundbreaking engineer project, very similar to the way DirectTV was. And I think strategically, fits hand in glove with what
DirectTV has done, and it has the benefit of having a commercial base - not only a consumer base but a commercial base, so - I personally believe there'll be enough demand for perhaps all the projects you mentioned going forward, but the marketplace - we're minority partners in Wild Blue and Starband, and the marketplace will decide how all that flows. But I think with everything we can see in SpaceWay, that there's a solid business plan there and - again, we're pretty sure that that business is going to go onto the next level. I don't know if Jack -

         JACK SHAW:   I think that makes solid sense.

         JOHN STONE:  Very good.  Thank you very much.

         OPERATOR: And from Janco Partners, we have a question from Matthew
Hertigan.

         MATTHEW HERTIGAN: My questions relating to SpaceWay and Starband were answered, but instead of that - when you looked at the Latin American platforms and combining them from a NewsCorp vantage point and their proposal, on a slimmer scale, did you think that the advantages down there were commensurate with what you're doing in the U.S. with DirectTV and Dish? Is there still a possibility going forward, or is there too much of a morass with your

                                                                              30

partners like Globol, Televisa, and the various national regulatory authorities you'd have to deal with?

         EDDY HARTENSTEIN: Sure. As to the Latin American business, we have roughly 75 percent ownership position with the Cisneros group of companies, 1.6 million customers by the end of the year. Obviously, the question is, to look at how one might partner or otherwise consolidate the market down there in specific countries. It's not a simple structure that either service has, given the multi-country partnerships and individual country partnerships, and we'll be looking at that as we move forward here. Wouldn't rule out any option and again, as in the U.S., we've over time gotten smarter in how we run the business down there, bringing churn down, trying to RPU up, and getting committed subscribers going in. I think that stands to fare better for the business, but clearly we would look at ways to combine the - or perhaps even rationalize the market down there.

         MATTHEW HERTIGAN: Would the year-end issues be tantamount to what they are in the states, or would they be a little bit more complicated?

         EDDY HARTENSTEIN: I think there's a totally different set of issues there. We could probably spend an entire - [simultaneous speaking] - on.

                                                                              31

         MATTHEW HERTIGAN:  Not the right forum.  Okay.  Thank you.

         OPERATOR: Our next question will come from Edward Okine from DKR
Capital. Mr. Okine, your line is open, so if you do have a question, please go ahead. [pause] Hearing no response, we'll move onto Joe Galzarona from CIBC.

         JOE GALZARONA: Good afternoon. I just want to confirm a couple things.
I realize there's a $600 million dollar breakup fee, but also, if the deal doesn't go through, is there a cash purchase of PanAmSat, and I think that's $4 billion plus, and then the last thing, the $2 billion still converting subscribers over, is that part of the $5.5 billion, or is that going to be additional financing?

         CHARLIE ERGEN: The conversion is not additional financing that we need, because obviously we can throttle that up or down and in theory you could have no expense if you didn't want to, until you wanted to, and that'll certainly depend on how the marketplace is. In the event of not getting regulatory approval, the cash payment for PanAm is, I think, about $2.7 billion. And I believe we assumed debt of $1.7 billion, and there was a $600 million break-up fee, I think which could be cash or stock -- I could be confused there, but it's in that range. So it's

                                                                              32

not a $4 billion cash needed, it's a $2.7. EchoStar has a billion and a half on its balance sheet, but it's - they have more than - or $2.3 on our balance sheet, but we're gonna reserve - not reserve, but we're going to hold out $1.5 billion for this transaction at closing. For the total transaction at closing.

         EDDY HARTENSTEIN: Just one slight addition. I think once Pan AmSat completes this refinancing of the existing note to Hughes, the assumed debt would probably be about $2.5 billion, relative to Pan AmSat.

         JOE GALZARONA: Thank you.

         OPERATOR: Next we hear from Tom Ottman from MJM Partners.

         TOM OTTMAN: Thanks very much. Just going back a second. In the event the transaction is not approved, what portion of the $5 billion in revenue generating opportunities and cost savings do you think still could be captured specifically for Dish, if everybody just got along a little better?

         CHARLIE ERGEN: You know, I don't know the answer to that question, but
I think you still just can't get the - you just can't get the services. You certainly could have some cost savings if you did some things. But we looked at
- Spectrum [unintelligible] is a big one, and we couldn't get there. It's nowhere close to the kind of synergy we

                                                                              33

get together - none of the revenue synergy's there at all. So I think we generally came to the conclusion, the only way to get there was to do the deal.
And 5 billion's a big number.

         TOM OTTMAN: And nothing on the cost side?

         CHARLIE ERGEN: Not much. I think you can share some back-hall fiber for local channels; you're not going to solve your piracy problem. You can get to an industry standard set-top box, but not - you're not going to get down to lower cost because you gotta put both technologies in, so the real savings is when you get to one technology and you just can't do that until you combine them, so - it was a disappointing number without a merger, let's put it that way.

         TOM OTTMAN:  Thanks a lot.

         OPERATOR: Next we'll take a question from Bill Moore from Hamilton
Partners.

         BILL MOORE: Hi. I'm trying to figure out the press releases. Are the
Class B shares being treated any differently than the Class A shares?

         CHARLIE ERGEN: I'll let David answer that.

         DAVID MOSKOWITZ: The answer is no. The exchange ratio for the B's is identical to the A's.

         BILL MOORE: And from a legal standpoint -

                                                                              34

         DAVID MOSKOWITZ: But there are some technical changes that had to be made to the voting structure in order to accommodate the Morris Trust Rules and the requirement that the GMH holders have voting control of the company post merger. On an exchange ratio basis, it's identical for A's and B's.

         BILL MOORE: And then from a structural standpoint, Hughes being the surviving entity, is that being merged with EchoStar Communications Corp?

         DAVID MOSKOWITZ: I think technically, EchoStar is merged into a new company that becomes new, fused. But I mean - that's strictly a technical thing.
The bottom line is from a practical perspective, at the end of the day, the two companies are combined. They keep the EchoStar name on the business and the
Direct TV brand name, to the extent possible on the product. And you know, if you really want to understand the technical structure, it's a couple of pages of diagrams.

         CHARLIE ERGEN: Bottom is I'm the guy who gave something up, so everybody else is a winner.

         BILL MOORE: Sure, I understand. I'm trying to figure out if there's any way -

         CHARLIE ERGEN: If you think about it, the GMH - you have tracking stock on GMH, so you're already at a discount, because of a tracking stock, typically.
Now

                                                                              35

you've got a liquid asset with an asset-based stock and the voting structure is better, at the expense of me. And then you've got all the synergy and so forth and so on that's down there.

         BILL MOORE: Well, I'm just trying to compare that to the change of control, the 4-7/8, where Charlie wouldn't have voting power to elect a majority of the board, and it appears that all the assets are being transferred. How potentially that's an unclear change of control language.

         CHARLIE ERGEN: Well, I believe that we have structured this that we have a fair amount of options on how we ultimately do it at closing. Some of that might depend on where things are trading. And what people's, how people's -
how many people are supporting us.

         BILL MOORE: Great.

         CHARLIE ERGEN: Let me put it that way.

         BILL MOORE: Okay.

         OPERATOR: And next we'll take a question from Naraj Grupa, Solomon
Smith Barney.

         NARAJ GRUPA: Thank you, and good afternoon. Charlie, earlier and throughout the calls, you've spoken to the benefit associated with Common
Spectrum, which is fairly significant. Could you talk about how you envision allocating spectrum among various service offerings? I don't know if you can be a little specific, but how do you

                                                                              36

provide a scalable VD or do product offering across the Common Spectrum platform, things like that? Thanks.

         CHARLIE ERGEN: The VD, technically, of - we can go to real Video On
Demand because you get into hard drive products, and you have enough capacity to put all your Pay Per View offerings on one transponder and you can always be recording it. So, we have the ability to - without having to go to big file servers and head-ins and infrastructures, that the cable industry has looked at, rather, we put it all in a singular transponder, and make sure that people always have it in their home. And essentially when you come home, all the movies will automatically be recorded, you just pick one and - it is true Video On
Demand -- you can stop it, replay it, rewind it.

         In addition to that, vis-a-vis -- which is much different than the cable strategy, you also can stop and rewind and skip commercials for ESPN or any other 500 channels. And of course you're all 100 percent digital, so you don't have to put an analog and digital converter in your box, etc., etc., etc.
To make a long story short, the economics for cable become further weakened vis-a-vis satellite in this deal, based on technology. And again, we'll probably show all that to you come first of the year, as we show some of the new products that we have.

                                                                              37

Obviously, Hughes has independently developed some products.

         And then of course you have program savings on top of that, where we know we're paying more for product than the big cable companies, and with the consolidated company, we have a more level playing field in those negotiations going forward. Which makes our margins better, and of course we pass those things onto the customers, therefore prices are lower, therefore we get more subscribers, and it's a self-fulfilling prophecy and everybody's happy.

         NARAJ GRUPA: Just to follow up on that happy story, just to be clear -
you need to have a PVR in your home, that'd be your storage capability. I'm trying to understand the real time -

         CHARLIE ERGEN: Let me put it this way. Video On Demand is a nice buzzword, and everybody gets excited about it. My experience is the American public does not want to pay a lot for Video On Demand. I'm certain you're not going to get five bucks a month from our customer just to have the Video On
Demand feature. I think what the American public wants - and Eddy could - I don't know what his reaction is, but we tend to track pretty well - is that they want to be able to stop, record, without tape, skip commercials, fast forward, rewind - and they like to get movies pretty much when they - pretty much in half hour

                                                                              38

increments, or hour increments, or even two-hour increments. But the key is, when you go PVR, you get all those things, plus Video On Demand, when you put these two companies together. And so to the extent that Video On Demand is a great new thing that the American public just has to have, of course we'll have
it. The negative for cable is, let's say I'm right, and the American public is a little bit lukewarm if it costs them more money. Nice to have, but they're not going to pay more money for it, then cable is going to waste a lot of money with what they're trying to do. And they're going to tell you how good it is, and then you're going to read about it in write-offs several years later. I could be wrong.

         NARAJ GRUPA: Thank you.

         OPERATOR: Moving on, from JP Morgan, we have a question from Alan
Gould.

         ALAN GOULD: Thank you. I've got a question about the financing. You've got $7 billion available, $4.2 going to GM, $2.5 to refinancing, at least $300 million. Do you plan on doing an equity financing after this without tripping up the Morris Trust? Do you plan on selling assets? How do you plan on continuing to invest in StarWay, the conversion of boxes, etc.?

                                                                              39

         CHARLIE ERGEN: Jack can speak about that - he's from EchoStar; we're going to continue to run a lean, mean, fighting machine that throws off cash.

         JACK SHAW: From the Hughes standpoint, we believe we're financed through closing and past that point, relative to the field transaction kind of thing that we have protected ourselves with. But we're going to be leaner and meaner and more fighting than Charlie.

         ALAN GOULD: Are you changing your cap ex plans from what you previously had?

         JACK SHAW: Yeah.

         CHARLIE ERGEN: I think the new realities of the business and the economy are certainly going to - I think in general, most companies are going to go a little slower. On the cap ex kind of thing.

         JACK SHAW: We're going to - I shouldn't say, flip it - we're trying very hard to match our cap ex with the market conditions, just like every other company has to do in this kind of environment.

         ALAN GOULD: Okay, thank you.

         CHARLIE ERGEN: I guess the other thing, in general - when the companies get - once the transition team will work on, and when the companies come together, they'll be - the day these companies are together, they'll be a free cash flow company.

                                                                              40

         ALAN GOULD: Up front, aren't there going to be additional costs, just trying to integrate having boxes that can handle both satellites, etc.? Seems like costs go up at first, and then go down dramatically on the out years.

         CHARLIE ERGEN: The cost is in the transition to set-top box, not really in manufacturing. There is a small incremental cost in manufacturing a set-top box that does both services. I think Eddy, you mentioned earlier, in the dollars, or maybe the few dollars. But the big cost is when you transition customers to a standardized platform, and you will go as fast or as slow on that as your cash allows you to do. But you've got an awful lot of strategies. I mean, you've got assets that can be less - you can make less prioritized, which means you stress our divisions, you spend less money on, you could invest in one of those divisions, you could sell one of those divisions, you could get strategic partners in the total business, you can raise capital, you can do any number of things so you're going to finance your business.

         The key is, when you close, you're going to have something in the neighborhood of 17 or 18 million subscribers that you owned and operate that are paying you somewhere between $50 and $60 dollars a month at something north of
40 percent free-market and cash flow kind of

                                                                              41

numbers, and you do the math. And no matter what happens with the airplanes and travel and economy, people are still paying for TV. We don't make any money in advertising today. It's not an advertising base.

         This is a unique business in the sense that the customers - you have no one big customer; it's all single family homes. And each one of them sends you a check, each and every month, with a few small percentage that actually turn off for a while, but they probably still are going to watch TV somewhere, so - it's just a unique business from that perspective. And should make an equity shareholder feel pretty damn good, but a bondholder's gotta be thinking that, you know, he's comparing it - I always compare our bonds with Treasury bills.
The marketplace hasn't done that yet, but - we're going to work towards that direction.

         OPERATOR: Our next question will come from LaVonne Van Redden, from
Hockey Capital.

         LAVONNE VAN REDDEN: Yes, just for some points of clarification. On a pro forma basis, what's the full abilitied shares and debt outstanding?

         JACK SHAW: Pro forma basis, are you talking about combined company?

         LAVONNE VAN REDDEN: Yeah.

         DAVID MOSKOWITZ: It depends on how much of that - is that equity? -

                                                                              42

         JACK SHAW: There's a lot of variables. If you tell me the price of the stock and what the $4.2 billion is - how many shares that converts into, but I think you'd be okay, over-under $1.4 billion total number of shares, over-under;
it could be a little high, it could be a little lower, $1.4 billion. Your debt would be - we have $5 billion dollars of debt today and you have -

         DAVID MOSKOWITZ: We will have, by the end of this year, we're going to have -

         JACK SHAW: They have $3.5 billion. If you look at the - you're probably over-under is about $12 billion, when you close, given that you've raised some capital in going forward. So $12 or $13 billion, maybe, but probably $12 billion. So to make a long story short, your net debt per sub is something in the $750 range as a basis.

         LAVONNE VAN REDDEN: Right. And on the call this morning, someone had asked the question related to some of the retail agreements that I guess Direct
TV has - could you just talk about once this deal closed, your ability to kind of get out of any of those contracts, if you so chose?

         CHARLIE ERGEN: A, it's premature to talk about those. We're looking, as we indicated this morning, at about a 9-month period between now and the close of the deal, and we'll be looking at how we would treat the normal renewal negotiations. As we indicated this morning, we've

                                                                              43

already successfully converted a lot of those contracts, most of them, I would say, based on activation as opposed to sales, and we've had the frank discussions with our retailers; they understand and are much more aligned with where we are in terms of getting quality new customers.

         LAVONNE VAN REDDEN: Charlie, any particular reason why you didn't take all of [unintelligible]?

         CHARLIE ERGEN: We don't have the ability to - that's not to say we wouldn't. We would be very interested in the entire amount, but we don't have the ability. It's a different conversation, and that wasn't something General
Motors controls. They don't control their 19 percent. So there's nothing prevent us from making an offer for the other 19 percent. It certainly wouldn't be critical to do so. But it wouldn't be out of the question if we ended up - in the unlikely event we ended up in that situation. We're not precluded from doing that.

         LAVONNE VAN REDDEN: And a final question related to your cost saves. I guess in your presentation it cuts out 5 percent in '02, and potentially another
5 percent thereafter. Given the activity size already and as big as dishes today, what makes me think that I would be able to get an additional cost savings as related to programming costs, putting the two companies combined? Is there any precedent that you see out there currently?

                                                                              44

         CHARLIE ERGEN: Again, I'm not really privy to all the DirectTV contacts, but the fact was that DBS is a new business and the programmers didn't have to have it, and as a result they were able to extract more onerous terms.
For example, I know that we as a company pay for re-transmission consent for most independent broadcasters. I don't know the cable company pays a dime for retransmission consent. So we just don't have the same kind of level playing field. You know, the big guy - you remember LPCI, with Dunn and Dr. Malone running it, owned all the programming, and you kind of knew exactly what it cost? We just don't have those kind of deals.

         We know people who have done deals, so we say, give us a most favored nation clause, and they say, we'll give you most favored nation clause, except for this company, that company and that company. So we know we're paying - and you know, it's a small world. You get people switching companies who know exactly what the prices are, and they look at what you're paying when you hire
`em, and they don't necessarily tell you exactly where you're supposed to be, but they let you know you're paying too much. So we know there's savings out there, and there's probably difference between our contracts and the companies depending on how we've negotiated as well.

                                                                              45

         EDDY HARTENSTEIN: We've looked at our own synergy analysis, and, given that, I think we each have a couple of hundred different programming contacts, and a certain percentage of `em come up and roll over for renewal, every year, I think the approach we took in estimating the cost synergies, we are very, very close, our respective analyses, on realizing those, as Charlie laid out this morning.

         CHARLIE ERGEN: And some of our contact - we didn't get advertising minutes like the cable industry, or we get one advertising minute and the cable guys get three minutes. So, there's a lot of disparity, I think well beyond the total 10 percent of savings we talked about, in the programming contracts.

         MICHAEL McDONALD:  I think we have time for one more question.

         OPERATOR:  We'll take our last question from Mr. John Stone.

         JOHN STONE: Hi. One more question, just keeping to our discipline. I was interested in the issue of intercompany churn, or I should say, interindustry churn, in the sense that one would expect that after these companies are combined, people who are turning from EchoStar to DirectTV and vice versa, the vast majority of those would simply stay with the digital satellite platform

                                                                              46

that they have. How much should I then consider that churn will drop as a result of this particular effect?

         CHARLIE ERGEN: We ran, in our presentation today, 3/10 of a percent from what it otherwise would be, and obviously churn has continued to trend up until recently, as our subscriber base matures. The churn is not so much - the churn is made up of really three components out there. One is, you're going to have a standardized system that will reduce churn, because people get confused.
Two, you're going to have increased services, whether it be local television, where they don't even turn off the cable because you don't have local services.
And three, you're going to have a big impact on piracy in terms of solving that problem. And typically where you see intercompany churn, it's really due to piracy that you see it. You may have a dish subscriber who can get a DirectTV service for free, so he may churn when he otherwise wouldn't - he just does because he gets it for free; or vice versa, maybe the opposite, depending on whose systems being cracked that week. So the only way you get better control, I think to the extent that both systems were secure, you would see very, very, very little intercompany switching.

         LAVONNE VAN REDDEN: So basically what you're trying to say is that right now, it's very rare for EchoStar to poach an existing DirectTV on a subscriber and vice versa,

                                                                              47

and that therefore the principal improvement will be from the other things that you've just cited?

         CHARLIE ERGEN:   Yes, yes.

         LAVONNE VAN REDDEN:  Great.  Thank you very much.

         MICHAEL McDONALD: Operator, I think we'd like to conclude the call at this time.

         OPERATOR: Thank you, Mr. McDonald. I'll turn the conference over to you for any closing remarks you may have.

         MICHAEL McDONALD: No, I think the only remark I'd like to make is that we appreciate everybody joining us today. It's obviously a big day for both companies, as I mentioned before. And please stay tuned. Thank you.

         OPERATOR: And that does conclude today's Hughes Electronics - EchoStar
Conference Call. Thank you, everyone, for joining us, and have a great day.

                                      o0o

                                                                             48

       The following legends are included to comply with certain legal requirements:

In connection with the proposed transactions among Hughes Electronics Corporation (“Hughes”), General Motors Corporation (“GM”) and EchoStar Communications Corporation (“EchoStar”), Hughes, GM and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available. Information regarding the interests of the participants in the solicitation was filed with the SEC on October 29, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. (“GM”), EchoStar Communications Corporation (“EchoStar”), Hughes Electronics Corp. (“Hughes”), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.